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                                                                                                                       Exhibit 12-b

                                                  MORGAN STANLEY DEAN WITTER & CO.

                                  Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
                                                       (Dollars in millions)

                                                                      Nine Months Ended
                                                                    ----------------------                  Fiscal Year
                                                                    Aug. 31,      Aug. 31,     ------------------------------------
                                                                      2000          1999         1999          1998          1997
                                                                    --------      --------     --------      --------      --------
Earnings:
   Income before income taxes(l)                                    $ 6,637       $ 5,093     $ 7,728       $ 5,385       $ 4,274
   Add:    Fixed charges, net                                        13,704         9,429       12,725        13,614        10,898
                                                                    -------       -------      -------       -------       -------
     Income before income taxes and fixed charges, net              $20,341       $14,522      $20,453       $18,999       $15,172
                                                                    =======       =======      =======       =======       =======

Fixed charges:
   Total interest expense                                           $13,594       $ 9,341      $12,616       $13,514       $10,806
   Interest factor in rents                                             110            88          109           100            92
   Preferred stock dividends                                             42            53           72            87           110
                                                                    -------       -------      -------       -------       -------
         Total fixed charges and preferred stock dividends          $13,746       $ 9,482      $12,797       $13,701       $11,008
                                                                    =======        ======      =======       =======       =======
Ratio of earnings to fixed charges and preferred stock dividends        1.5           1.5          1.6           1.4           1.4


(1) 1998 Income before income taxes does not include a cumulative effect of accounting change.

"Earnings" consist of income before income taxes and fixed charges. "Fixed charges" consist of interest costs, including interest on deposits, and that portion of rent expense estimated to be representative of the interest factor. The preferred stock dividend amounts represent pre-tax earnings required to cover dividends on preferred stock.
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